

Mail Stop 3233

March 30, 2017

Via E-mail
Mr. Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

  Re: **Kimco Realty Corporation**
     Form 10-K for the fiscal year ended December 31, 2016
     Filed February 27, 2017
     File No. 1-10899

Dear Mr. Cohen:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, pages 30 to 31

1. In arriving at FFO and FFO as adjusted, you start with Net income available to common shareholders. In future filings, please characterize FFO and FFO as adjusted as FFO available to common shareholders and FFO available to common shareholders as adjusted, respectively.

Financial Statements

Note 10. Variable Interest Entities, page 67

2. Please tell us and revise future filings to provide qualitative information about the relationships between the assets and associated liabilities of your variable interest entities (VIE).   For example, if the VIE's assets can be used only to settle specific obligations of the VIE, you should disclose qualitative information about the nature of the restrictions on those assets.   In addition, please clarify if creditors of your consolidated VIE have recourse or no recourse to you as the primary beneficiary.   Reference is made to paragraph 810-10-50-14(a) and (b) of the Financial Accounting Standards Codification (ASC).   To the extent restrictions exist on VIE assets and VIE liabilities are non-recourse, please revise future filings to conform to the presentation outlined within paragraph 810-10-45-25 of the ASC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
   Commodities